UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Arbe Robotics Ltd.
________________________________________________________________________
 (Name of Issuer)

Ordinary Shares
____________________________________________________________________________
(Title of Class of Securities)

M1R95N100
_________________________________________________
(CUSIP Number)

December 31, 2022
_________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: M1R95N100

1. Names of Reporting Persons:
M&G Investment Management Limited
No I.R.S. Identification Number

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3. SEC Use Only

4. Citizenship or Place of Organization: United Kingdom, England

Number of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power:  3,719,379

6. Shared Voting Power:  0

7. Sole Dispositive Power:  3,719,379

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  3,719,379

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐

11. Percent of Class Represented by Amount in Row (9):   5.7%

12. Type of Reporting Person (See Instructions):  IA

Item 1.

(a)	Name of Issuer: Arbe Robotics Ltd.

(b)	Address of Issuer’s Principal Executive Offices: Hahashmonaim St 107, Tel Aviv-Yafo, Israel

Item 2.

(a)	Name of Person Filing: M&G Investment Management Limited

(b)	Address of Principal Business Office or, if none, Residence: 10 Fenchurch Avenue, London, EC3M 5AG, United Kingdom

(c)	Citizenship: United Kingdom, England

(d)	Title of Class of Securities: Ordinary Shares

(e)	CUSIP Number: M1R95N100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	⌧	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)*;
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

*
M&G Investment Management Limited (“MAGIM”) is an investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E). All the securities covered by this report are legally owned by MAGIM’s investment advisory clients, and none are directly owned by MAGIM.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

M&G Investment Management Limited – 31 December 2021

(a) Amount beneficially owned:  3,719,379

(b) Percent of class:  6.0%, based on 62,135,442 shares outstanding as disclosed in the Issuer’s Rule 424(b)(2) prospectus dated November 2, 2021, as filed with the Securities and Exchange Commission on November 4, 2021.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,719,379
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,719,379
(iv) Shared power to dispose or to direct the disposition of: 0

M&G Investment Management Limited – December 31, 2022

(a) Amount beneficially owned:  3,719,379

(b) Percent of class:  5.7%, based on 64,848,021 shares outstanding as of March 1, 2023, as reported in the Issuer’s Form 20-F files on March 28, 2023.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,719,379
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,719,379
(iv) Shared power to dispose or to direct the disposition of: 0

M&G Investment Management Limited – March 31, 2023

(a) Amount beneficially owned:  3,719,379

(b) Percent of class:  5.7%, based on 64,848,021 shares outstanding as of March 1, 2023, as reported in the Issuer’s Form 20-F files on March 28, 2023.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,719,379
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,719,379
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 11, 2023

M&G Investment Management Limited

By: /s/ Owen Smith
Name: Owen Smith
Title: Regulatory Reporting Team Leader